United States securities and exchange commission logo





                             September 1, 2021

       Niccolo de Masi
       Chief Executive Officer
       dMY Technology Group, Inc. IV
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Technology
Group, Inc. IV
                                                            Registration
Statement on Form S-4
                                                            Filed August 4,
2021
                                                            File No. 333-258431

       Dear Mr. de Masi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. Please tell us whether you will be a "controlled company" under exchange listing rules and, if so, describe
the corporate governance exemptions on which you will be entitled to rely and the related
risks to investors.
   2. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity
                                                        analysis showing a
range of redemption scenarios, including minimum, maximum and interim redemption
levels.
   3. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
 Niccolo de Masi
FirstName LastNameNiccolo
dMY Technology    Group, Inc.de
                             IVMasi
Comapany 1,
September  NamedMY
              2021    Technology Group, Inc. IV
September
Page 2     1, 2021 Page 2
FirstName LastName

4.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
6. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
7. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
8. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the private placement.
9. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
10. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Cover Page

11. Please revise your cover page to give prominence to the disclosure that the Sponsor and
         dMy IV's directors and executive officers have interests in the business combination that is different from, or in addition, to those of your shareholders.
12. Please disclose the ownership interest percentage and voting percentage of the PIPE
         Investors, dMY IV Public Stockholders, Planet Stockholders and Initial Stockholders.
 Niccolo de Masi
FirstName LastNameNiccolo
dMY Technology    Group, Inc.de
                             IVMasi
Comapany 1,
September  NamedMY
              2021    Technology Group, Inc. IV
September
Page 3     1, 2021 Page 3
FirstName LastName
Questions and Answers About The Business Combination and the Special Meeting, page 13

13. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material. In that regard, we
         note your disclosure on page 45 and elsewhere.
14. Please revise this section to include a question and answer that discusses New Planet's multi-class structure and how that will affect your public stockholders.
15. Please revise this section to include a question and answer that discusses New Planet's status as a public benefit corporation, identifies its public benefit, and discusses potential risks that may be presented to your public stockholders.
Summary of the Proxy statement/prospectus, page 30

16.      Please quantify Planet's net losses.
Interests of dMy IV's Directors and Officers in the Business Combination, page
45

17. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
18. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
19. Please revise the eight bullet point to quantify all out-of-pocket expenses that have will be paid to your Sponsor, officers, and directors upon consummation of the business combination.
20. Please revise the last bullet point to quantify the deferred underwriting commission, financial advisory fee, placement agent fee, and other fees that will be paid to the underwriters and financial advisors upon the completion of the business combination.
Sources and Uses of Funds for the Business Combination, page 48

21. We note your disclosure that that Planet has certain debt of approximately $138 million of principal outstanding as of April 30, 2021 that will be due in 2022. Please revise to describe the $71 million in existing debt to be repaid from the funds from the trust and
         PIPE.
Our indebtedness could adversely affect our financial condition, page 91

22. Please quantify Planet's total indebtedness and include disclosure in your summary.
 Niccolo de Masi
dMY Technology Group, Inc. IV
September 1, 2021
Page 4
We operate in a highly regulated industry and government regulations..., page
98

23. Please disclose all of the material regulatory approvals and regulatory regimes that applicable to Planet's business.
Background to the Business Combination, page 140

24. We note your disclosure that the business combination transactions with other potential targets were ultimately not pursued. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued. Please substantially revise your disclosure to provide additional detail, including timing and how the discussions with other potential targets overlapped with one another and with Planet. Please describe the potential terms discussed and the progress of those discussions. Also provide the dates of board meetings at which the management team communicated with the board, how many candidates they presented to the board, what recommendations they made, whether financial advisors were involved,
         and further information on the board   s decision-making process.
Certain Projected Information, page 148

25. We note your disclosure that the financial projections reflect estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions
         and other future events, as well as matters specific to Planet   s
business. Please revise to
         describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.
Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 187

26. Within pro forma balance sheet adjustment (c), you disclose that $19.55 million of dMY
         IV transactions costs have been excluded from the pro forma condensed statement of operations. Please includes these transaction costs in your pro forma statements of operations or explain why you believe it is appropriate to exclude them.

27. We note that pro forma adjustment (i) eliminates the convertible preferred stock line item.
       Please tell us and prominently disclose, if true, that the convertible preferred stock will
FirstName LastNameNiccolo de Masi
       convert automatically under its contractual terms upon the business combination. To the
Comapany   NamedMY
       extent            Technology
              that the preferred stockGroup,
                                       has orInc.
                                              willIV
                                                   be modified to convert upon
the business
       combination,   please
September 1, 2021 Page 4     advise.
FirstName LastName
 Niccolo de Masi
FirstName LastNameNiccolo
dMY Technology    Group, Inc.de
                             IVMasi
Comapany 1,
September  NamedMY
              2021    Technology Group, Inc. IV
September
Page 5     1, 2021 Page 5
FirstName LastName
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 189

28. We note disclosure throughout the filing that Planet Labs stockholders may receive up to an additional 27 million shares in earnout consideration in the form of common stock and that the shares may vest based on future stock price thresholds. Please address the following comments related to your contingent consideration arrangement:

                Within pro forma adjustment (gg), you disclose that "a portion" of the contingent consideration is subject to continued service requirements by employees to receive the shares and will be accounted under ASC 718. Since the earnout consideration appears to vest based on market conditions, tell us and disclose if the related compensation expense will be recognized even if the market condition is not satisfied.

                Tell us in sufficient detail how you will account for the remaining contingent consideration that is not subject to ASC 718. Business of New Planet , page 205

29. Please disclose the types of contracts offered and the differences between them. We note your disclosure that you have recently entered into fixed-price contracts with certain customers.
30. We note your disclosure that currently serve more than 600 customers. Please elaborate on the length of your customer arrangements.
Non-GAAP Information, page 234

31.      We note that you present a non-GAAP performance measure called
Adjusted EBITDA
         less Capital Expenditures. Please tell us why you present this measure and why you believe it is appropriate to present a non-GAAP performance measure that includes a cash-based capital expenditures adjustment. In doing so, tell us in detail how management uses the measure and why you believe it provides useful information to investors.
Key Operational and Business Metrics, page 236

32. We note your presentation of operational and business metrics. Please revise your filing to disclose, for each metric, why the metric is useful to investors, how management uses the metric, and any significant estimates or assumptions underlying the metric. See SEC
         Release No. 33-10751.
 Niccolo de Masi
FirstName LastNameNiccolo
dMY Technology    Group, Inc.de
                             IVMasi
Comapany 1,
September  NamedMY
              2021    Technology Group, Inc. IV
September
Page 6     1, 2021 Page 6
FirstName LastName
Unaudited Financial Statements of dMY IV
Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page F-24

33. We note that in April 2021 you identified a misstatement in the accounting treatment for your public and private placement warrants as presented in the audited balance sheet as of
         March 9, 2021 included in a Form 8-K filed March 15, 2021. We further note that the warrants had been reflected as a component of equity as opposed to liabilities on the balance sheet. Although you indicate on page F-24 that you determined the impact of the error was immaterial, you disclose on page 103 that there was a material weakness in your internal control over financial reporting as of March 31, 2021 and that this material weakness resulted in a "material misstatement." Please file or advise us why you did not file an Item 4.02 Form 8-K related to non-reliance on previously issued financial statements. Refer to the SEC's April 12, 2021 Staff Statement on Accounting and
         Reporting Considerations for Warrants Issued by Special Purpose Acquisition
         Companies.
Audited Consolidated Financial Statements of Planet Labs Inc.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-46

34. We note that your imagery licensing arrangements include two separate performance obligations for the access to imagery through your online platform and the ability to download such imagery. Please address the following comments:

                You disclose that contract consideration related to continuously updated imagery content is "recognized ratably over the term of the contract when updated imagery is transferred to the licensee in line with when the content is made available to the customer." Clarify for us what this statement means and revise your disclosures accordingly. In doing so, explain how and when updated imagery content is made available to customers in relation to when the revenue is recognized. Provide an illustrative example to help our understanding.

                You disclose that contract consideration related to the download of existing or archive imagery content is recognized at commencement of the contract when control of the imagery is transferred. Tell us how you determined up-front revenue recognition is appropriate. In doing so, explain to us if these revenues relate to one-
              time downloads or if the downloads may occur throughout the subscription period.
              Also clarify if individual contracts may contain separate download performance obligations related to existing imagery and monitoring imagery content. If so, explain how you allocate contract consideration to the separate download performance obligations.
 Niccolo de Masi
FirstName LastNameNiccolo
dMY Technology    Group, Inc.de
                             IVMasi
Comapany 1,
September  NamedMY
              2021    Technology Group, Inc. IV
September
Page 7     1, 2021 Page 7
FirstName LastName
                You disclose that contract consideration related to the download of monitoring imagery content is recognized over the term of the contract utilizing a "usage-based model." Tell us and revise your disclosures to clarify what a "usage-based model"
              represents. Explain if and how differences in download access rights, specifically limited versus unlimited access, impacts the timing of your revenue recognition.
              Also tell us if customers have the ability to pay per download, prepay for an agreed number of downloads, and/or prepay for unlimited downloads and how the different options impact the timing of your revenue recognition.
3. Revenue, page F-54

35. We note that you recognize revenue over time and at a point in time. Please disclose or tell us the consideration given to providing disaggregated revenues based on the timing of revenue as well as by contract duration, such as annual and multi-year contractual terms.
         Refer to ASC 606-10-50-5 and 606-10-55-91.

Unaudited Condensed Consolidated Financial Statements of Planet Labs Inc.
2. Summary of Significant Accounting Policies
Property and Equipment, page F-87

36. Please address the following comments related to the depreciable lives of your satellites:

                We note that during February 2021 you completed an assessment of the useful lives of your satellites and adjusted the estimated useful life of certain satellites from 6 years to 9 years. Tell us the specific reasons for the significant 50% increase in the useful lives of these satellites. In doing so, tell us the average age of the impacted satellites at the time of the change in estimate and why the changes were not evident in an earlier period(s).

                On pages 242-243, you disclose a decrease in depreciation due to your RapidEye satellite fleet reaching the end of its useful life in March 2020. Please confirm whether or not the RapidEye satellites are still in service.
14. Subsequent Events, page F-105

37. We note that during July 2021 you amended the terms of your 2020 Convertible Notes to provide for, among other things, the automatic conversion of the outstanding principal and accrued interest into shares of common stock immediately prior to the business combination. We note that you also amended the terms of your Venture Tranche B loans and the convertible preferred stock warrants issued to Venture Lending & Leasing, Inc.
         and that the amended terms appear to result in automatic conversion of the loans and warrants into common shares immediately prior to the business combination. Citing authoritative accounting literature as applicable, please tell us in sufficient detail how you have or will account for these modifications. To the extent that the amendments will
 Niccolo de Masi
dMY Technology Group, Inc. IV
September 1, 2021
Page 8
      result in material modification charges, tell us and consider quantifying the charges in your disclosures.
Agreements with Google, page 282

38. Please disclose the material terms of Planet's agreements with Google and file such agreements as exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Andrew
Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameNiccolo de Masi
                                                            Division of
Corporation Finance
Comapany NamedMY Technology Group, Inc. IV
                                                            Office of
Manufacturing
September 1, 2021 Page 8
cc:       Era Anagnosti
FirstName LastName